Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

November 2, 2010

Via Edgar

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nautilus, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 filed March 8, 2010 File Number: 01-31321

On behalf of Nautilus, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 19, 2010 (the “Comment Letter”). The Company's responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff's comments prior to each response.

Form 10-K for Fiscal Year Ended December 31, 2009
Notes to Consolidated Financial Statements
Note (2) Discontinued Operations
1. Refer to your response to our prior comment 1. You indicated in part C of the response that you complied with each of the provisions of ASC 205-20-45-3, in particular "A gain or loss recognized on the disposal shall be disclosed either on the face of the income statement or in the notes to financial statements." This disclosure is also specified in ASC 205-20-50-1(b). Your response indicates a loss of $5,399 on completed transactions in the quarter ended March 31, 2010, but we did not identify disclosure of this in the Form 10-Q for the fiscal quarter ended March 31, 2010 or June 30, 2010. This amount appears to be material to the results of each period. Please disclose this amount, and any material individual and cumulative gains or losses for disposal transactions, in future periods reported to the extent appropriate, starting with the Form 10-Q for the fiscal quarter ended September 30, 2010.

The loss on completed transactions of $5,399 in the quarter ended March 31, 2010 previously was included in estimated disposal loss recognized in 2009 and therefore was not material to our results for the period.  The effect of completed transactions in the quarter ended March 31, 2010 was a reduction to previously-estimated loss of approximately $0.9 million.

As we stated in our prior response, we complied in each of our prior filings with the provisions of ASC 205-20-45-3 and ASC 205-20-50-1(b), regarding disclosure of gains and losses in our financial statements. However, in order to provide additional transparency, we will revise our future filings to disclose any material individual and cumulative gains or losses recognized on completed disposal transactions, either on the face of the income statement or in the notes to financial statements, to the extent appropriate, starting with the Form 10-Q for the fiscal quarter ended September 30, 2010.

Based on the information currently available, we plan to include the following disclosure of material individual and cumulative gains or losses recognized on completed disposal transactions in Note (2) Discontinued Operations to our condensed consolidated financial statements for the period ended September 30, 2010 (in thousands):

Three months ended September 30, 2010

	Previously-estimated Disposal Loss	Completed Transactions Gain (Loss)	Adjustments to Estimated Disposal Loss	Reduction to Previously-Estimated Disposal Loss
Sale of Virginia real property	$(1,284)	$(706)	$—	$578
Other completed disposals	(184)	(472)	—	(288)
Adjustments to previously-completed disposals	—	499	—	499
Remaining assets held-for-sale as of September 30, 2010	(1,483)	—	29	29
	$(2,951)	$(679)	$29	$818

Nine months ended September 30, 2010

	Previously-estimated Disposal Loss	Completed Transactions Gain (Loss)	Adjustments to Estimated Disposal Loss	Reduction to Previously-Estimated Disposal Loss
Sale of commercial equipment manufacturing operation	$(6,212)	$(4,991)	$—	$1,221
Sale of Virginia real property	(1,268)	(706)	—	562
Other completed disposals	(785)	(342)	—	443
Adjustments to previously-completed disposals	—	383	—	383
Remaining assets held-for-sale as of September 30, 2010	(2,001)	—	547	547
	$(10,266)	$(5,656)	$547	$3,156

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In connection with responding to the Staff's comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (360) 859-2700.

Very truly yours,

/s/ Kenneth L. Fish

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.